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                            May 23, 2024

       Lucy Rutishauser
       Chief Financial Officer
       Sinclair Broadcast Group, LLC
       10706 Beaver Dam Road
       Hunt Valley , MD 21030

                                                        Re: Sinclair Broadcast
Group, LLC
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Form 10-Q for the
fiscal quarter ended March 31, 2024
                                                            File No. 000-26076

       Dear Lucy Rutishauser:

              We have reviewed your May 8, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24,
       2024 letter.

       Form 10-Q for the fiscal quarter ended March 31, 2024

       Notes to Unaudited Consolidated Financial Statements
       1. Nature of Operations and Summary of Significant Accounting Policies Income Taxes, page 39

   1. We refer to your $7.5 million correcting adjustment. Please provide us with more detail about the adjustment
and how you determined it was immaterial based on guidance in
                                                        SAB 99.
              Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
       you have questions regarding comments on the financial statements and related matters.




                            Sincerely,
 Lucy Rutishauser
Sinclair Broadcast Group, LLC
May 23, 2024
Page 2
FirstName LastNameLucy Rutishauser
Comapany NameSinclair Broadcast Group, LLC
                                             Division of Corporation Finance
May 23, 2024 Page 2                          Office of Technology
FirstName LastName